Frontier Communications Corporation

401 Merritt 7

Norwalk, Connecticut 06851

(203) 614-5600

October 16, 2015

BY EDGAR – CORRESPONDENCE

Mr. Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:      Frontier Communications Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 25, 2015

File No. 001-11001

Dear Mr. Spirgel:

On behalf of Frontier Communications Corporation, further to a telephonic discussion on October 7, 2015 between Frontier and the staff regarding our letter dated September 30, 2015 with respect to Frontier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, set forth below is a supplemental response to the second comment in your September 3, 2015 letter.   For your convenience, we have repeated each of the comments in your letter in italicized, boldface type, followed by our responses in regular type, and numbered each of our responses to correspond with the comment number in your letter.

Notes to Consolidated  Financial Statements

Segment Information, page F-30

2.

Please revise to disclose revenues from external  customers for each product or service or  each group of similar products and services in accordance with ASC 280-10-50-40. If  you believe this information is not required, please provide us with a detailed analysis supporting your conclusion.

As a supplemental response to the staff’s comment, and following the telephonic conversation with the staff on October 7, 2015, to our initial response dated September 30, 2015, in our future filings, the Notes to our financial statements will include a disclosure of the categories of revenues from external customers in accordance with ASC 280-10-50-40.  These categories will

U.S. Securities and Exchange Commission

October 16, 2015

include voice services, data and internet services, other customer revenues, and switched access and subsidy revenues, to be consistent with the disclosure we currently provide in our MD&A.

ASC 280-10-50-40 requires that “public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed”.

The following paragraphs describe the manner in which we will comply with ASC 280-10-50-40 in the footnotes to our consolidated financial statements.  We are a domestic communications company with nearly all of our revenues derived from communications services that are provided over a common communications network, and as disclosed in the footnotes to our consolidated financial statements we operate in one reportable segment.

We group and disclose our revenue from external customers for each similar product or service into four separate categories:  voice services, data and internet services, other customer revenues and switched access and subsidy revenues.  Except for other customer revenues, within each of the other three categories, there are numerous individual services provided, but the items within each category are similar in nature, which we believe meets the requirements in ASC 280-10-50-40:

Voice services includes traditional wireline local and long distance voice services.  Voice services also includes the long distance voice origination and termination services that we provide to our business customers.  Since these services are similar in nature, we believe the revenue grouping to be appropriate.

Data and Internet services includes a variety of services which require data transmission.  For residential customers, these services primarily consist of broadband.  For our business customers they also include Ethernet and other data transport services offered on a contract basis. We group these services since they all involve transmission of data over our common communications network.

We have grouped switched access and subsidy revenues into one category.  Switched access includes revenues derived from allowing other carriers to use our network to originate and/or terminate their local and long distance voice traffic.  These services are primarily billed on a minutes-of-use basis applying tariffed rates filed with the FCC or state agencies.   We also receive payments from state and federal authorities to subsidize the higher cost of providing communications services to certain rural areas.  Since these switched access and subsidy revenues are either received directly from, or derived from rates filed with, government agencies, we have grouped them into one category.

U.S. Securities and Exchange Commission

October 16, 2015

All other products and services offered to our customers are included in other customer revenue.  These primarily include video services, directory services and equipment sales. In aggregate, other revenues represented 7% and 6% of our total consolidated revenues for 2014 and 2013, respectively.  We monitor the individual product and service offerings included in this default category and, to the extent they become material, we will separately disclose.

*   *   *   *

As requested in your comment letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure of the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comment letter and please do not hesitate to call me if you have any questions or need any additional information.

Sincerely,

/s/ John M. Jureller

John M. Jureller

Executive Vice President and

Chief Financial Officer